Exhibit 99.2

NextSource Materials Inc.

Interim Management’s Discussion and Analysis (MD&A)

For the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Introduction

This interim Management’s Discussion and Analysis (MD&A) has been approved by the Board of Directors of NextSource Materials Inc. and is intended to help the reader understand the Company’s operations, financial performance, financial condition, and business plans.

This MD&A has been prepared as of May 11, 2021 and should be read in conjunction with Company’s audited consolidated financial statements for the years ended June 30, 2020 and 2019 and the unaudited condensed consolidated interim financial statements for the nine months ended March 31, 2021 and 2020.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”). The presentation and functional currency of the Company is the US dollar. All amounts are in US dollars, unless otherwise indicated.

References to “NextSource”, “Company”, “we”, “us”, “our”, refer to NextSource Materials Inc. and its consolidated subsidiaries unless the context indicates otherwise. The term “NSR” stands for net smelter royalty. The term “tpa” stands for tonnes per annum.

Qualified Person

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, who has reviewed and approved the technical information disclosed in this MD&A.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved”.

Forward-looking information includes, but is not limited to, information with respect to certain expectations regarding obtaining necessary permits; construction timelines and costs; anticipated production volumes; anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite market; sources of funding for the Molo Graphite Project and the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments; and the Company’s business objectives and targeted milestones (and timing thereof).

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such factors include, among others; negative operating cash flow; the Company’s ability to continue as a going concern; development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production; the Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks; dependence on the Molo Graphite Project; additional permits and licenses are necessary to complete the development of the Molo Graphite Project; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations; fluctuations in the market price of graphite and other metals may adversely affect the value of the Company’s securities and the ability of the Company to develop the Molo Graphite Project; the Company may not have access to sufficient capital to develop the Molo Graphite Project; the Company has a limited operating history and expects to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail; estimates of mineral resources and mineral reserves may not be realized; because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business; the impact of COVID-19 may impact the Company’s business and its development plans; the Company has no insurance for environmental problems; should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted; because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays; climate change and related regulatory responses may impact the Company’s business; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management; tax risks; the Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm; the Company does not intend to pay dividends in the foreseeable future; because from time to time the Company holds a significant portion of cash reserves in Canadian dollars, the Company may experience losses due to foreign exchange translations; the Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition; the current financial environment may impact the Company’s business and financial condition that cannot be predicted; the market price for the Common Shares is particularly volatile given the Company’s status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares; and the Company’s ability to meet other factors listed from time to time in the Company’s continuous disclosure documents, including but not limited to, the AIF.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management and/or “qualified persons” (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“”NI 43-101”)) made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management and/or qualified persons believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to the assumptions discussed herein the material assumptions upon which such forward-looking statements are based include, among others, that: the Company will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would render the Molo Graphite Project potentially economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Company will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Nature of Operations

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

The Company's principal business is the acquisition, exploration, development, and mining of mineral resources and is positioned to become a key producer of critical raw materials used in batteries and other technological applications. The Company, through its wholly owned foreign subsidiaries, owns the Molo Graphite Project and the Green Giant Vanadium Project in Madagascar. The Company also owns the Sagar project in Quebec but is not a focus for the Company.

The Company obtained a mining permit for the Molo Graphite Mine on February 15, 2019 and announced it had secured a financing package for construction of Phase 1 of the mine on February 8, 2021. The Company announced on March 29, 2021 it initiated the construction process for the mine on March 29, 2021 with the awarding of the engineering, procurement, and construction management contract. Construction will take approximately 12 months and commissioning of the mine is expected to begin in April 2022 followed by a ramp up to a Phase 1 processing plant capacity of 240,000 tpa of ore, producing approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

The Company does not currently operate any mines and has not completed construction of any mines. No commercial revenue has ever been generated from any mineral resource properties. The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to further global economic downturn. The impact of COVID-19 on the Company has been limited since the Company does not have any active exploration programs and our management team was already setup to operate and communicate remotely through the internet, although certain of our directors, officers, employees’ consultants, and contractors have been indirectly impacted by intermittent COVID-19 lockdowns in Canada, Madagascar, Mauritius and in South Africa. The Company has announced the commencement of construction of the Molo Graphite Mine in Madagascar and is including the impact of continued COVID-19 outbreaks and intermittent lockdowns into its development plans. Notwithstanding, intermittent lockdowns have the potential to cause unforeseen delays in the construction schedule. It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreak and predict its effects on the Company’s business or results of operations at this time.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company. MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary. MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits. GRAMAU owns 100% of ERG Madagascar SARLU (“GRAMAD”), a Madagascar subsidiary. GRAMAD holds the Molo Graphite Project mining and exploration permits.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Cautionary Note Regarding Operating Losses

As of March 31, 2021, the Company had an accumulated deficit of $119,473,992 (June 30, 2020: $104,933,066) has experienced recurring net losses and has negative operating cash flows from operations. Although the Company ended the period with cash and cash equivalents of $7,071,791 the Company initiated the construction process for the Molo Graphite Mine on March 29, 2021, which is expected to require capital costs and working capital of at least $25 million during the next twelve months. As of the date of these financial statements, the Company does not have sufficient funds to complete construction of the mine. Construction of the mine is contingent upon obtaining the remainder of the construction financing contemplated in the Financing Package as described in the Corporate Highlights section. As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. These conditions may raise substantial doubt about the Company’s ability to continue as a going concern.

The Company accepts the risks which are inherent to mineral exploration programs and the exposure to the cyclical nature of mineral prices. These risks are discussed in the Risk Factors section of this report.

Based on the nature of our business, we anticipate incurring operating losses for the foreseeable future. We base this expectation, in part, on the fact that very few mineral properties in the exploration stage are ultimately developed into producing and profitable mines. Our future financial results are uncertain due to a number of factors, some of which are outside our Company’s control. These factors include, but are not limited to: (a) our ability to raise additional funding; (b) the market price for graphite and vanadium; (c) the results of the exploration programs and metallurgical analysis of our mineral properties; (d) the political instability and/or environmental regulations that may adversely impact costs and ability to operate in Madagascar; and (e) our ability to find joint venture and/or off-take partners in order to advance the development of our mineral properties.

Any future equity financing will cause existing shareholders to experience dilution of their ownership interest in our Company. In the event we are not successful in raising additional financing, we anticipate our Company will not be able to proceed with its business plan. In such a case, we may decide to discontinue or modify our current business plan and seek other business opportunities. During this period, we will need to maintain periodic filings with the appropriate regulatory authorities and will incur legal, accounting, administrative and listing costs. In the event no other such opportunities are available, and we cannot raise additional capital to sustain operations, we may be forced to discontinue the business. We do not have any specific alternative business opportunities under consideration and have not planned for any such contingency.

Corporate Highlights

On July 2, 2020, the Company completed a non-brokered private placement of 61,578,783 units at a price of $0.024 (CAD$0.0325) for gross proceeds of $1,476,572 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of $0.048 (CAD$0.065) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,292 (CAD$12,619) in share issuance costs.

On July 20, 2020, Brett Whalen became a director of the Company. On August 24, 2020, the Company announced the appointment of Brett Whalen as Chair of the Board of Directors.

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue Resources (“Vision Blue”), a private investment company created and led by Sir Mick Davis, former CEO of Xstrata Plc, to provide a financing package (the “Financing Package”) for total gross proceeds of USD$29.5M. The proceeds of the Financing Package will be used to complete construction of Phase 1 of the Company’s Molo Graphite Mine, with targeted completion in the first half of 2022.. The Financing Package will consist of an initial private placement, a second private placement that will be subject to shareholder approval, and a royalty agreement:

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An initial private placement consisting of 120,000,000 common shares at a price of CAD$0.065 per share for total gross proceeds of $6,080,000 (CAD$7.8 million).
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In connection with the initial private placement, the Company granted Vision Blue certain rights, subject to maintaining certain shareholding thresholds, including the right to appoint two directors to the Board of the Company.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

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Vision Blue has been granted a right of first refusal to finance the expansion of the Molo Project as well as a right to participate in future equity financings on the same terms as such financing in order to maintain its ownership percentage in the Company.
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A second private placement consisting of 232,142,857 units at a price of CAD$0.07 per unit, whereby each unit will consist of one common share and a common share purchase unit exercisable at a price of CAD$0.10 for a period of two years, for total gross proceeds of USD$12.4 million (CAD$16.25 million). In accordance with the policies of the Toronto Stock Exchange, the second private placement is subject to the approval by a majority of the shareholders at a special meeting of shareholders that will be held on May 17, 2021. The Officers and Directors of the Company have entered into voting undertaking agreements pursuant to which each have agreed to vote in favour of the resolution at the Special Meeting.
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Vision Blue will be subject to a 1-year lock-up from the closing of the Initial Private Placement with a periodic release schedule, which will terminate if the Second Private Placement does not occur for any reason. In addition, each of the Directors and Officers of the Company have agreed to similar lock-up periods for the securities they hold.
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The royalty agreement will close concurrently with the second private placement and will consist of gross proceeds of USD$11 million (CAD$14.1 million) whereby the Company will pay to Vision Blue the greater of: (i) US$1.65 million or (ii) 3% of the gross revenues from SuperFlake® concentrate sales (the “GSR”). Once Vision Blue has received a cumulative royalty payment of US$16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company’s SuperFlake® sales. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of US$20 million. I
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NextSource will also pay to Vision Blue 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.
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Vision Blue will receive a 5% (US$1.5 million) financing fee on the total US$29.5 million Financing Package, equating to US$28 million in total net proceeds to NextSource. The financing fee will be payable only when the royalty financing is provided by Vision Blue.

On March 15, 2021, the Company completed the initial private placement consisted of 120,000,000 common shares at a price of CAD$0.065 per share for total gross proceeds of $6,080,000 (CAD$7.8 million). The Company also announced the appointment of Mick Davis as Chair of the Board of Directors.

On March 29, 2021, the Company announced the initiation of the construction process for the Molo Graphite Mine in Madagascar with the awarding of the engineering, procurement, and construction management contract.

Subsequent Events

On April 12, 2021, the Company announced a binding partnership agreement to construct and operate its own turnkey spheronized and purified graphite ("SPG") production facility. SPG is a key component of lithium-ion batteries such as those used in electric vehicle (“EV”) and hybrid vehicle applications. The partnership involves Japanese and Chinese companies that currently operate their own SPG facilities that provide SPG to leading Japanese lithium-ion battery makers that are within the supply chains of Tesla and other major EV automotive companies. Proposed locations for the facility include South Africa, Europe, or North America. The Company will determine the initial production capacity and will then initiate a technical study to determine capital and operating costs for the proposed locations. Construction of one or more of these SPG production facilities will be subject to obtaining a positive technical study and securing sufficient funding for construction and initial working capital. Commissioning of the first SPG production facility is being targeted for Q4 2022. The Chinese partner will design and develop the process flowsheets, source all necessary graphite processing equipment, and will provide all the necessary training and operational know-how necessary for the production SPG material. In return, the Chinese partner will receive a 3% licensing fee based on the total annual sales value of anode material sold. The Japanese partner will leverage its sales relationships and will act as NextSource’s exclusive agent for sales, marketing and trading of anode battery materials sold to OEM anode suppliers and to OEMs directly. In return, the Japanese partner will receive a 5% sales commission based on the total annual sales value of anode battery material sold.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment for the Molo Graphite Mine.

Molo Graphite Project, Southern Madagascar Region, Madagascar

Overview and Project Plan

The results of a Feasibility Study (“FS”) announced on September 27, 2019 consists of two phases:

PHASE 1: Production of 17,000 tpa

The first phase of production will consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of processing 240,000 tpa of ore and producing approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate. The estimated capital costs for Phase 1 (including contingencies) are US$21.0M and is expected to take approximately 12 months to complete. Phase 1 costs including working capital are estimated at US$25.0M.

PHASE 2: Production expansion to 45,000 tpa in Year 3

Phase 2 incorporates the processing of 240,000 tpa of ore (producing 17,000 tpa of SuperFlake® concentrate) for the first two years of operation and then ramping up to 720,000 tpa of processed ore in the third year to accommodate additional sales, resulting in a total of 45,000 tpa of SuperFlake® concentrate being produced for a mine life of 30 years. The costing for Phase 2 is based on the addition of two modules of the beneficiation plant with a proportional increase in mining and infrastructure costs. The estimated capital costs for Phase 2 (including contingency) are US$39.1M. Phase 2 costs including working capital are estimated at US$43.5M.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

On February 8, 2021, the Company announced a Financing Package with total gross proceeds of USD$29.5M (see the full description in the Corporate Highlights section). The proceeds of the Financing Package will be used to complete construction of Phase 1 of the Company’s Molo Graphite Mine, with targeted completion in the first half of 2022.

On March 29, 2021, the Company announced it has commenced the construction process of its Molo graphite mine in Madagascar with the awarding of the engineering, procurement, and construction management contract.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment.

The application for other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated.

Mine-site construction activities are expected to begin in August 2021. The processing plant equipment is expected to begin arriving in Madagascar in Q4 2021 followed by site installation in Q1 2022. Mine commissioning is expected to begin in April 2022, followed by a ramp up to a Phase 1 processing plant capacity of 240,000 tpa of ore producing approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

Construction of Phase 1 is expected to take approximately 12 months and cost at least $25 million including working capital and is contingent upon obtaining the remainder of the construction financing contemplated in the Financing Package. If the Financing Package is not completed, and alternative construction financing cannot be secured, the Company will not be able to continue with the construction activities. The Company cannot provide assurances that the construction milestones or production levels will be achieved.

Marketing of SuperFlake® Graphite

Independent testing by various third-party end users of flake graphite was announced by the Company in 2015 that confirmed that flake graphite concentrate from the Molo Graphite Project meets or exceeds quality requirements for all major end-markets of natural flake graphite. These major end-markets included flake graphite used in refractories, anode materials used in lithium-ion batteries, specialty graphite foils used as essential components in the chemical, aeronautical and fire-retardant industries, and graphene used in high-end ink and substrate applications.

The Feasibility Study also confirmed that Molo flake graphite concentrate has an excellent flake size distribution that is well above the global average, with 46.4% classified as +80 mesh (large), +65 mesh (extra-large) and +48 mesh (jumbo) mesh in flake size, which includes 23.6% as +48 mesh and greater in flake size. The concentrate also has excellent thermal expansion, can be upgraded to 99.97% purity (which is battery grade), contains no deleterious substances and has high crystallinity.

In response, NextSource registered SuperFlake® as a trademark for the Molo flake graphite concentrate in the United States, Canada, Japan, South Korea, U.K. and the European Union. These are the top demand markets for flake graphite and the countries where NextSource intends to sell its SuperFlake® graphite material.

Exploration

The Molo Graphite Project is one of seven surficial graphite trends discovered and drill tested by NextSource in late 2011 and announced to the market in early January 2012. The Molo deposit itself occurs in a flat, sparsely populated and dry savannah grassland region that has easy access via a network of seasonal secondary roads.

The Molo Graphite Project graphitic zone consists of multi-folded graphitic strata at surface with an exposed strike length of over two kilometres. Outcrop mapping and trenching on the Molo Graphite Project has shown the surface geology to be dominated by resistant ridges of graphitic schist and graphitic gneiss, as well as abundant graphitic schist float. Geological modeling has shown that the Molo Graphite Project deposit consists of various zones of mineralized graphitic gneiss, with a barren footwall composed of garnetiferous gneiss. The host rock of the mineralized zones on the Molo Graphite Project is graphitic gneiss.

Resource delineation, drilling and trenching on the Molo Graphite Project took place between May and November of 2012. This resulted in a maiden mineral resource estimate that formed the basis for the Company’s Preliminary Economic Assessment (the “PEA”), which was undertaken by DRA Mineral Projects and released in 2013.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

The positive outcome of the PEA led NextSource to undertake another phase of exploratory drilling and sampling in 2014 to upgrade the deposit and its contained mineral resources to mineral reserves. The process included an additional 32 diamond drill holes (totaling 2,063 metres) and 9 trenches (totaling 1,876 metres). The entire database upon which the upgraded resource estimate was based contained 80 drill holes (totaling 11,660 metres) and 35 trenches (totaling 8,492 metres). This mineral resource formed the basis of the first feasibility study, which was released in February 2015, and for the September 2019 Feasibility Study.

The resource remains open along strike and to depth.

Resource and Reserve

The current mineral resource estimate for the Molo Graphite Project is summarised below consisting of the resource categories, the tonnage, the carbon grade (“C%”) and the contained graphite (“C”) tonnage. A cut-off grade of 4% C was used for the “higher grade” zones and 2% C for the “lower grade” zones. The mineral resources are classified in the Measured, Indicated and Inferred categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.

Classification	Tonnage (Mt)	Grade (C%)	Graphite (C Mt)
Measured	23.62	6.32%	1.49
Indicated	76.75	6.25%	4.80
Measured & Indicated	100.37	6.30%	6.29
Inferred	40.91	5.78%	2.36

The Mineral Resources above are inclusive of the Mineral Reserves below.

Classification	Tonnage (Mt)	Grade (C%)
Proven	14.17	7.00%
Probable	8.37	7.04%
Proven & Probable	22.44	7.02%

Readers are cautioned to refer to the feasibility study for certain other details and assumptions relating to the above mineral resource and reserve estimates and data verification procedures.

History

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty (“NSR”). Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property. Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy, upon the mine achieving commercial production, in return for a further payment to Malagasy.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary, which has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach which was based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit.

Following an Environmental Legal Review and an Environmental and Social Screening Assessment, which provided crucial information to align the project’s development and design with international best practice on sustainable project development, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA"), which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards. The ESIA was submitted to the Office National d’Environment (“ONE”) (the Madagascar Environment Ministry) during fiscal 2018.

On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Project and that the mining license does not limit mining to any specific volume.

On April 11, 2019, the Company announced it had received the Global Environmental Permit (“GEP”) for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”). The GEP was based on ESIA and a Relocation Action Plan (“RAP”) that involved the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

Feasibility Study Summary

On September 27, 2019, the Company reported the results of an updated Feasibility Study (“FS”) consisting of two phases. Phase 1 consists of production of 17,000 tpa of finished SuperFlake® concentrate for the first two years of production, followed by an expansion to Phase 2 production of 45,000 tpa.

The FS took into account updated mine capital equipment and mining costs, as well as current 12-month rolling flake graphite pricing on a Freight-on-Board (“FOB”) China basis, supplied by UK-based battery mineral commodities research firm, Benchmark Minerals Intelligence. The FS incorporates the procurement of all mining equipment, off-site modular fabrication and assembly, factory acceptance testing, module disassembly, shipping, plant infrastructure construction, onsite module re-assembly, commissioning, project contingencies and working capital. All capital and operating costs expressed for Phase 1 are accurate to +/- 10%, and Phase 2 are accurate to +/- 12.5%.

Description	Phase 1 and 2
	Pre-Tax	Post-Tax
NPV (8% Discount Cash Flow)(1)(2)	$237.1m	$184.3m
IRR (1)(2)	43.1%	36.2%
Payback (2)	3.4 years	3.8 years
Capital cost ("CAPEX")	$60,082,340
Owners Contingency	$6,670,430
On-site Mining Costs ("OPEX") per tonne of concentrate, (year 3 onward)	$82.69
On-site Processing Costs ("OPEX") per tonne of concentrate, (year 3 onward)	$270.27
Transportation per tonne of concentrate (mine site to Madagascar Port year 3 onward)	$133.01
Average annual production of concentrate	45,136 tonne
Life of Mine ("LOM")	30 years
Graphite concentrate sale price (US$/tonne at Start Up - 2017)	$1,208
Average Head Grade	7.1%
Average ore mined per annum over Life of Mine	720,000 tonne
Average stripping ratio	0.53:1
Average carbon recovery	88.30%

Notes:
(1) Assumes Project is financed with 100% equity. Unless otherwise noted, all monetary figures presented are expressed in US dollars (USD).
(2) CAPEX includes process equipment, civil & infrastructure, mining, buildings, electrical infrastructure, project & construction services. Values shown are based on real graphite sales pricing

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

CAPEX and Working Capital Summary

Capital Cost Breakdown	Phase 1 (240ktpa)	Phase 1 and 2 (720ktpa)
Process Equipment	$8,438,609	$25,315,827
Civil & Infrastructure	$2,103,672	$6,661,016
Tailings	$0.00	$0.00
Mining	$2,574,143	$4,913,341
Buildings	$1,154,609	$2,886,523
Electrical Infrastructure	$128,804	$386,412
Project Services/EPCM	$931,481	$2,794,445
Construction Services	$1,474,775	$3,686,937
Indirect Costs	$372,750	$1,118,250
Environmental & Permitting costs	$729,827	$1,459,655
Owner's Costs	$1,197,000	$4,189,500
Sub-total	$19,105,673	$53,411,909
Contingency (10%/12.5%)	$1,910,567	$6,676,488
3 Months Working Capital	$3,100,000	$7,300,000
CAPEX AND WORKING CAPITAL TOTAL	$24,116,241	$67,388,398
Sustaining CAPEX over Life of Mine		$3,300,000

OPEX Summary

Discussions with off takers have indicated their preference is to purchase Molo graphite concentrate at the local Madagascar port at freight on board (FOB) China prices. As such, FS Operating costs (“OPEX”) include the all-in FOB cost to ship Molo SuperFlake® concentrate to the local port of Fort Dauphin.

Category	Phase 1	Phase 2
	Operating cost
Mining (US$/T)	102.81	65.34
Processing (US$/T)	265.82	265.82
Trucking to local port / Ft. Dauphin (US$/T)	133.01	133.01
General and Administration (US$/T)	64.29	50.00
TOTAL	$565.93	$514.17

The 2019 Feasibility Study technical report has been filed under the Company’s profile and on SEDAR at www.sedar.com, and is posted on NextSource’s website at www.nextsourcematerials.com. Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the above mineral resource and reserve estimates and data verification procedures.

The 2019 Feasibility Study was prepared in accordance with National Instrument 43-101 standards by Mr. Johann de Bruin, Pr. Eng. Mr. de Bruin is the Qualified Person who verified the technical data using industry acceptable standards and signed off on the relevant sections in the 43-101 report filed on SEDAR.

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

Overview and Project Plan

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

The Green Giant property is located within exploration permits issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

As part of Financing Package announced on February 8, 2021, Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

Sagar Property, Labrador Trough Region, Quebec, Canada

Overview and Project Plan

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of March 31, 2021, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.

Overall Performance and Outlook

During the nine months ended March 31, 2021, the Company incurred a net loss for the period of $14,540,926 (2019: net loss of $548,078) as it continued to work towards obtaining project financing for the construction of Phase 1 of the Molo Graphite Project. Expenditures included a non-cash change in the value of warrant liabilities of $9,676,360 (2020: gain of $487,263) due to the significant increase in the market price of the common shares following the February 8, 2021 announcement of the Financing Package, which is described in the Corporate Highlights section. Expenditures also include non-cash share-based compensation of $3,793,104 (2020: $Nil), which includes the first award of stock options since March 2019. Excluding the change in the value of warrant liabilities and share-based compensation, the Company incurred a net loss for the period of $1,071,462 (2020: $1,035,341).

On March 29, 2021, the Company announced it initiated the construction process of its Molo Graphite Mine in Madagascar with the awarding of the engineering, procurement, and construction management contract.

The Molo graphite mine construction is expected to take approximately 12 months and is targeted to become operational in the first half of 2022 with a Phase 1 processing plant capacity of 240,000 tpa of ore producing approximately 17,000 tpa of high-quality graphite concentrate. Construction of Phase 1 of the Molo Graphite Project is expected to cost at least $25 million including working capital and is contingent upon obtaining the remainder of the construction financing contemplated in the Financing Package. If the Financing Package is not completed, and alternative construction financing cannot be secured, the Company will not be able to continue with the mine construction activities. The Company cannot provide assurances that our construction milestones or commercial production levels will be achieved.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Discussion of Operations

Financial Results for the nine months ended March 31, 2021 and 2020

Expressed in US Dollars

	The nine months	The nine months	The three months	The three months
	ended on	ended on	ended on	ended on
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Revenues	$-	$-	$-	$-

Expenses and other income
Exploration and evaluation expenses	65,897	65,055	(4,728)	32,152
Payroll and benefits	297,203	348,666	108,255	122,815
Management fees	251,658	249,808	84,684	76,726
Consulting fees	128,373	86,671	40,076	-
Professional and legal fees	185,967	84,296	81,887	33,905
Public filing expenses	90,582	68,773	35,681	12,710
Share-based compensation	3,793,104	-	3,772,435	-
Travel expenses	2,743	64,144	436	13,652
Investor relation expenses	21,195	20,229	12,605	2,747
Insurance expenses	21,262	12,876	6,610	2,877
Rent expenses	14,880	14,897	5,105	4,516
Information technology expenses	7,636	8,198	3,317	593
Telecommunications	1,793	2,178	796	715
General and administrative expenses	9,287	5,873	4,288	(1,192)
Amortization of property, plant and equipment	4,847	-	1,804	-
Finance costs	1,051	-	321	-
Bank fees	2,589	3,117	805	1,092
Foreign currency translation (gain) loss	(35,646)	(603)	(4,423)	(2,414)
Interest expense (income)	145	477	-	276
Change in value of warrant liability	9,676,360	(487,263)	8,560,319	(266,431)
Foreign taxes	-	686	-	(83)

Net loss for the period	(14,540,926)	(548,078)	(12,710,273)	(34,656)

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations	(207)	(118)	1,617	(343)

Net loss and comprehensive loss for the period	$(14,541,133)	$(548,196)	$(12,708,656)	$(34,999)

Weighted-average common shares (basic and diluted)	589,535,053	520,017,387	626,110,312	536,494,789
Net loss per common shares (basic and diluted	$(0.02)	$(0.00)	$(0.02)	$(0.00)

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Exploration and Evaluation Expenses

Exploration and evaluation expenses include all costs relating to exploration activities (drilling, seismic, geological, geophysical, testing and sampling), metallurgical evaluation activities, mineral claims and camp operations.

The following is the breakdown by nature of the expenses:

	The nine months	The nine months	The three months	The three months
	ended on	ended on	ended on	ended on
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Exploration activities	$-	$-	$-	$-
Metallurgical evaluation	-	-	-	-
Mineral claims (Canada)	2,525	5,702	844	1,363
Mineral claims (Madagascar)	47,955	25,000	(9,890)	25,000
Camp (Madagascar)	15,417	34,353	4,318	5,789

Total exploration and evaluation	$65,897	$65,055	$(4,728)	$32,152

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Exploration and evaluation expenses for the nine months ended March 31, 2021 increased to $65,897 (2020: $65,055) due to an increase in mineral claim expenditures in Madagascar to $47,955 (2020: $25,000) which was offset by a decrease in exploration camp expenditures to $15,417 (2020: $34,353).

Professional and Legal Fees Expenses

Professional and legal fees consist of accounting, auditor, tax advisory, legal and offshore entity management fees.

The following is the breakdown by nature of the expenses:

	The nine months	The nine months	The three months	The three months
	ended on	ended on	ended on	ended on
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Accounting fees	$22,132	$19,793	$6,589	$6,155
Auditor fees	26,060	27,033	(13,914)	8,000
Tax advisory fees	11,559	9,781	3,935	2,504
Legal fees	71,892	20,339	32,348	9,896
Offshore management fees	54,324	7,350	52,929	7,350

Total professional fees	$185,967	$84,296	$81,887	$33,905

Professional fees for the nine months ended March 31, 2021 increased to $185,967 (2020: $84,296) due to an increase in legal fees to $71,892 (2020: $20,339) and offshore management fees to $54,324 (2020: $7,350).

Share Based Compensation

Share-based compensation expenditures for the nine months ended March 31, 2021 increased to $3,793,104 (2019: $Nil) due to the award of stock options and the recognition of the fair value of the restricted share units (RSUs) granted on December 29, 2020 and March 19, 2021 over their respective vesting periods.

The fair value of stock options is based on the Black-Scholes option valuation model which several inputs including the market price, the exercise price, compound risk free interest rate, annualized volatility and the number of periods until expiration. The fair value is expensed over the vesting period.

Change in value of Warrant Liability

The changes in the warrant liability for the nine months ended March 31, 2021 resulted in a loss of $9,676,360 (2020: gain of $487,263) due to the significant increase in the market price of the common shares following the February 8, 2021 announcement of the Financing Package, which is described in the Corporate Highlights section.

The underlying warrants were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and will be remeasured at each reporting period through profit and loss until expiration or exercise of the warrants.

Liquidity and Capital Management

There were no changes in the Company's approach to capital management during the nine months ended March 31, 2021.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to continue to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

The Company’s mineral property interests are all in the exploration or development stage and the Company has yet to generate any revenue from mining operations, as such the Company is dependent on external financing to fund exploration and evaluation, development, construction and operating expenditures. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

Working Capital Balance

As of March 31, 2021, the Company had a working capital deficit of $3,952,896 (June 30, 2020: deficit of $918,048). Excluding the $10,424,664 warrant derivative liabilities, which is expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying warrants, the Company had a working capital surplus of $6,471,768 (June 30, 2020: deficit of $709,280). Although the Company has a working capital surplus, the surplus is expected to be utilized in the construction of the Molo Graphite Mine.

As of March 31, 2021, the Molo Graphite Mine Phase 1 construction is expected to cost at least $25 million including working capital and is contingent upon obtaining the remainder of the construction financing contemplated in the Financing Package. If the Financing Package is not completed, and alternative construction financing cannot be secured, the Company will not be able to continue with the mine construction activities.

	March 31,	June 30,
	2021	2020

Current Assets:
Cash and cash equivalents	$7,071,791	$222,305
Amounts receivable	82,348	7,539
Prepaid expenses	7,375	25,484
Total Current Assets	7,161,514	255,328

Current Liabilities:
Accounts payable	130,234	323,876
Accrued liabilities	379,081	370,449
Share subscriptions	-	68,411
Short term debt	-	22,115
Provision	174,556	174,418
Fair value of warrant derivative liabilities	10,424,664	208,768
Current portion of lease obligations	5,875	5,339
Total Current Liabilities	11,114,410	1,173,376

Working Capital (Deficit) surplus	(3,952,896)	(918,048)

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Cash and Cash Equivalents

The Company’s cash balances are deposited with major financial institutions in Canada and with reputable financial institutions in Madagascar and Mauritius. Limited amounts of cash are currently held in Madagascar and Mauritius.

Cash and Cash Equivalents	Madagascar	Mauritius	Canada	Total
	$	$	$	$
As of March 31, 2021	3,674	2,142	7,065,975	7,071,791
As of June 30, 2020	14,054	-	208,251	222,305

Amounts Receivable and Prepaid Expenses

Amounts receivables increased to $82,348 (June 30, 2020: $7,539) due to an increase in sales tax receivables and prepaid expenses decreased to $7,375 (June 30, 2020: $25,484) due to a decrease in prepaid insurance premiums.

Accounts Payable and Accrued Liabilities

Accounts payable decreased to $130,234 (June 30, 2020: $323,876) due to a decrease in trade payables and accrued liabilities increased to $379,081 (June 30, 2020: $370,449) due to an increase in accrued legal expenses that was offset by a decrease in accrued payroll and consulting liabilities.

Short-Term Debt

The Company has a Canada Emergency Business Account (CEBA), which is not subject to an interest rate until after December 31, 2022 and has loan forgiveness provisions whereby 25% of the loan principal will be forgiven if 75% of the loan principal is repaid prior to December 31, 2022.

As of March 31, 2021, the Company had previously withdrawn CAD $40,000 and repaid CAD $30,000 of loan principal. The Company recognized the loan forgiveness of CAD$10,000 resulting in a short-term debt carrying balance on March 31, 2021 of $nil (June 30, 2020: $22,115).

Provision

The provision relating to a shortfall in flow-through expenditures decreased to $174,556 (June 30, 2020: $174,419) due to the completion of settlements totaling $12,930 and adjusted the provision due to foreign exchange fluctuations.

Contingent Liabilities

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $792,300 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Although the Company has announced it has commenced the construction process of its Molo graphite mine, construction of Phase 1 of the Molo Graphite Project is contingent upon obtaining the construction financing contemplated in the Financing Package as described in note 3. If the Financing Package cannot be completed, and alternative construction financing cannot be secured, the Company will not be able to continue with the mine construction activities related to the Molo Graphite Project. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, no amount has been recognized as a provision.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Fair Value of Warrant Derivative Liabilities

The warrants issued on August 17, 2018 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and will be remeasured at each reporting period through profit and loss until expiration or exercise of the warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring August 17, 2020		Warrant Liability
		$
Share price on measurement date	(CAD 0.09) USD $0.068
Exercise price	(CAD 0.10) USD $0.076
Risk free rate	1.50%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2.00
As of August 17, 2018 (issue date)		408,150

Change in fair value through profit and loss		(73,532)

Share price on measurement date	(CAD 0.10) USD $0.076
Exercise price	(CAD 0.10) USD $0.076
Risk free rate	1.67%
Expected volatility	100%
Expected dividend yield	Nil
Expected life (in years)	1.13
As of June 30, 2019		334,618

Change in fair value through profit and loss		(327,537)

Share price on measurement date	(CAD 0.04) USD $0.029
Exercise price	(CAD 0.10) USD $0.073
Risk free rate	0.20%
Expected volatility	162%
Expected dividend yield	Nil
Expected life (in years)	0.13
As of June 30, 2020		7,081

Change in fair value through profit and loss		(7,081)

As of August 17, 2020 (expiration)		-

The warrants issued on October 25, 2019 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and will be remeasured at each reporting period through profit and loss until expiration or exercise of the warrants.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring October 25, 2021		Warrant Liability
		$
Share price on measurement date	(CAD 0.05) USD $0.038
Exercise price	(CAD 0.09) USD$0.069
Risk free rate	1.66%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2.00
As of October 25, 2019 (issue date)		261,090

Change in fair value through profit and loss		(59,403)

Share price on measurement date	(CAD 0.04) USD $0.029
Exercise price	(CAD 0.09) USD $0.064
Risk free rate	0.25%
Expected volatility	156%
Expected dividend yield	Nil
Expected life (in years)	1.32
As of June 30, 2020		201,687

Change in fair value through profit and loss		2,637,921

Share price on measurement date	(CAD 0.350) USD $0.279
Exercise price	(CAD 0.09) USD $0.072
Risk free rate	0.12%
Expected volatility	197%
Expected dividend yield	Nil
Expected life (in years)	0.57
As of March 31, 2021		2,839,608

The warrants issued on July 2, 2020 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and will be remeasured at each reporting period through profit and loss until expiration or exercise of the warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring July 2, 2022		Warrant Liability
		$
Share price on measurement date	(CAD 0.04) USD $0.029
Exercise price	(CAD 0.065) USD$0.048
Risk free rate	0.25%
Expected volatility	140%
Expected dividend yield	Nil
Expected life (in years)	2.00
As of July 2, 2020 (issue date)		539,536

Change in fair value through profit and loss		7,045,520

Share price on measurement date	(CAD 0.350) USD $0.279
Exercise price	(CAD 0.065) USD $0.051
Risk free rate	0.20%
Expected volatility	200%
Expected dividend yield	Nil
Expected life (in years)	1.26
As of March 31, 2021		7,585,056

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Lease Obligations

The Company is party to several contracts that contain a lease, most of which include office facilities and exploration camp. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation. The Company recognized rent expense relating to short-term leases of $9,775 in the consolidated statements of operations and comprehensive loss.

Upon the Company’s adoption of IFRS 16 on July 1, 2019, the Company recognized $24,164 of lease obligations for leased right-of-use assets in relation to the long-term lease for the exploration camp in Fotadrevo, Madagascar. The following table sets out the carrying amounts of lease obligations for right-of-use assets that are included in the consolidated statement of financial position and the movements between the reporting periods:

	Property	Plant	Equipment	Total
	$	$	$	$

Balance – July 1, 2019	-	-	-	-

Adoption of IFRS 16	-	24,164	-	24,164
Amortization of right of use assets	-	(4,810)	-	(4,810)
Foreign exchange adjustments	-	(3,336)	-	(3,336)

Balance – June 30, 2020	-	16,018	-	16,018

Additions	-	-	-	-
Lease payments		(6,367)		(6,367)
Finance costs	-	1,051	-	1,051
Foreign exchange adjustments	-	455	-	455

Balance - March 31, 2021	-	11,157	-	11,157

The following table sets out the lease obligations included in the consolidated statements of financial position:

	Property	Plant	Equipment	Total
	$	$	$	$

Current portion of lease obligations	-	5,875	-	5,875
Long-term lease obligations	-	5,282	-	5,282

Balance - March 31, 2021	-	11,157	-	11,157

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Property	Plant	Equipment	Total
	$	$	$	$

Within 12 months	-	6,307	-	6,307
Between 13 and 24 months	-	6,307	-	6,307
Between 25 and 36 months	-	-	-	-
Between 37 and 48 months	-	-	-	-
Between 49 and 60 months	-	-	-	-
Thereafter	-	-	-	-

Total undiscounted lease obligations	-	12,614	-	12,614

Other Contractual Obligations and Commitments

The Company does not have any contractual obligations and commitments other than accounts payable, accrued liabilities, provisions, lease obligations and contingent liabilities.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements including any arrangements that would affect the liquidity, capital resources, market risk support and credit risk support or other benefits.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Cash Flows - Sources and Uses of Cash

The following are the Company’s cash flows from operating, investing and financing activities for the nine months ended March 31, 2021 and 2020:

	The nine months	The nine months
	ended on	ended on
	March 31,	March 31,
	2021	2020

Cash flows from operating activities

Net loss for the period	$(14,540,926)	$(548,078)

Add (deduct) items not affecting cash:
Amortization of property, plant and equipment	4,847	-
Change in value of warrant derivative liability	9,676,360	(487,263)
Share-based compensation (options)	3,793,104	-
Change in value of lease liability	1,506	-

Change in non-cash working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	(56,700)	50,139
Increase (decrease) in accounts payable and accrued liabilities	(185,010)	(249,262)
Increase (decrease) in provision	138	-
Increase (decrease) in share subscriptions received in advance	(68,411)	-

Net cash used in operating activities	(1,375,092)	(1,234,464)

Cash flows from investing activities
Equipment purchases	(3,765)	-

Net cash provided by investing activities	(3,765)	-

Cash flows from financing activities
Short term debt	(22,115)	-
Lease liability principal payments	(6,367)	-
Proceeds from issuance of common shares	7,560,571	998,619
Exercise of stock options	560,406	-
Exercise of warrants	167,471	-
Common share issue costs	(31,416)	(7,821)

Net cash provided by financing activities	8,228,550	990,798

Effect of exchange rate changes on cash	(207)	(118)
Increase (decrease) in cash and cash equivalents	6,849,486	(243,784)

Cash and cash equivalents - beginning of period	222,305	529,331
Cash and cash equivalents - end of period	$7,071,791	$285,547

Investing Activities

The Company owns metallurgical testing equipment and several vehicles used for exploration purposes in Madagascar that were deemed impaired and have no carrying values. The Company purchased computer equipment during the nine months ended March 31, 2021.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Financing Activities

The following changes to the issued and outstanding common shares occurred during the nine months ended March 31, 2021:

(a)
On July 2, 2020, the Company completed a non-brokered private placement of 61,578,873 units at a price of $0.024 (CAD$0.0325) for gross proceeds of $1,476,571 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of $0.048 (CAD$0.065) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,292 in share issuance costs.

(b)
On December 22, 2020, a total of 721,741 stock options priced at $0.056 were exercised into 721,741 common shares for gross proceeds of $40,418.

(c)
On February 9, 2021, a total of 1,470,000 stock options priced at $0.066 were exercised into 1,470,000 common shares for gross proceeds of $97,054.

(d)
On February 12, 2021, a total of 550,000 warrants priced at CAD$0.09 and 153,847 warrants at a price of CAD$0.065 were exercised into 703,847 common shares for gross proceeds of $46,760.

(e)
On February 19, 2021, a total of 222,223 stock options priced at CAD$0.09 were exercised into 222,223 common shares for gross proceeds of $15,857 and a total of 5,174,424 RSUs that vested on February 7, 2021 were converted into common shares.

(f)
On February 23, 2021, a total of 730,000 stock options priced at $0.066 were exercised into 730,000 common shares for gross proceeds of $48,439.

(g)
On February 26, 2021, a total of 1,111,111 warrants priced at CAD$0.09 were exercised into 1,111,111 common shares for gross proceeds of $79,172.

(h)
On March 4, 2021, a total of 500,000 warrants priced at CAD$0.065 were exercised into 500,000 common shares for gross proceeds of $25,681.

(i)
On March 8, 2021, a total of 2,900,000 stock options priced at CAD$0.10 and 2,200,000 stock options priced at $0.066 were exercised into 5,100,000 common shares for gross proceeds of $374,494.

(j)
On March 15, 2021, the Company completed a non-brokered private placement of 120,000,000 common shares at a price of CAD$0.065 per share for total gross proceeds of $6,084,000 (CAD$7,800,000). In connection with the non-brokered private placement, the Company incurred $16,367 in share issuance costs.

The following changes to the issued and outstanding common shares occurred subsequent to March 31, 2021:

(a)
On April 12, 2021, a total of 555,550 warrants priced at CAD$0.09 and 3,615,000 warrants priced at CAD$0.065 were exercised into 4,170,550 common shares for gross proceeds of $226,506.

Financial Instruments and Risk Management

The following disclosures are to enable users of the consolidated financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period:

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to accounts receivables. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. The main factors that affect liquidity include working capital requirements, capital-expenditure requirements, and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

Other than accounts payable, which are due within 30 days, and the warrant liabilities, which will be fully expensed by their respective exercise or expirations, none of the Company’s obligations have contractual maturities.

As of March 31, 2021, the Company had cash and cash equivalents of $7,071,791 (June 30, 2020: $222,305) to settle current liabilities of $11,114,410 (June 30, 2020: $1,173,376). Excluding the $10,424,664 warrant derivative liabilities, which are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying warrants, the Company had current liabilities of $689,746 (June 30, 2020: $964,608). Although the Company is not currently exposed to liquidity risk, the surplus cash is expected to be utilised in the construction of the Molo Graphite Mine.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

As of March 31, 2021, the Molo Graphite Mine construction is expected to cost at least $25 million including working capital and is contingent upon obtaining the remainder of the construction financing contemplated in the Financing Package described in note 3. If the Financing Package is not completed, and alternative construction financing cannot be secured, the Company will not be able to continue with the mine construction activities.

While the Company has been successful in obtaining required funding in the past, there is no assurance that future financings will be available. Based on management’s assessment of its past ability to obtain required funding, the Company believes that it will be able to satisfy its current and long-term obligations as they come due.

Market risks

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign exchange rates, commodity prices and interest rates.

●
Interest rate risk: This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

●
Commodity price risks: This is the sensitivity of the fair value of, or of the future cash flows, from mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

●
Currency risk:  This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand.  The Company purchases services and has certain salary commitments in those currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. The Company is not sensitive to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar since it does not have any material assets and liabilities measured through other comprehensive income.   As of March 31, 2021, the Company has estimated that its net foreign exchange exposure is $685,923.

Transactions with related parties

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value. Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include key management, which consists of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company. Related parties include companies controlled by key management.

The following key management related party transactions occurred during the following reporting periods:

	The nine months	The nine months	The three months	The three months
	ended on	ended on	ended on	ended on
	March 31,	March 31,	March 31,	March 31,
	2021	2020	2021	2020

Management and director payroll	$315,713	$296,645	$128,236	$101,914
Management consulting fees	251,658	249,808	84,684	83,321
Professional and legal fees	12,429	8,855	4,593	2,260
Share-based compensation	3,793,104	-	3,772,435	-

Total	4,372,904	555,308	3,989,948	187,495

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

The following key management related party balances existed as of the end of the following reporting periods:

	As of	As of
	March 31,	June 30,
	2021	2020
Amounts receivable from key management	$51,086	$-
Prepaid expenses to companies controlled by key management	$3,178	$3,178
Accounts payable due to companies controlled by key management	$29,885	$86,685
Accrued liabilities due to key management	$-	$54,727

Legal Proceedings

The Company is not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Selected Quarterly Results

The following is selected quarterly information for the eight most recently completed quarters:

	Quarter Ended
	March 31,	December 31,	September 30,	June 30,
	2021	2020	2020	2020
	$	$	$	$
Revenues	-	-	-	-
Exploration and evaluation expenses	(4,728)	64,158	6,467	95,009
Net loss and comprehensive loss for the quarter	(12,708,655)	(1,552,307)	(280,170)	(425,550)
Basic and diluted loss per share for the quarter	(0.02)	-	-	-
Working capital (deficit) surplus	(3,952,895)	(1,761,218)	(269,775)	(918,048)

	Quarter Ended
	March 31,	December 31,	September 30,	June 30,
	2020	2019	2019	2019
	$	$	$	$
Revenues	-	-	-	-
Exploration and evaluation expenses	57,180	6,179	69,491	65,880
Net loss and comprehensive loss for the quarter	(34,999)	(340,010)	(173,880)	(1,749,161)
Basic and diluted loss per share for the quarter	-	-	-	-
Working capital (deficit) surplus	(484,374)	(449,374)	(839,074)	(665,886)

Managing Risk Factors

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks. The reader is cautioned to carefully review the risk factors identified below in addition to the risk factors disclosed in our financial statements for the nine months ended March 31, 2021 and our most recent AIF.

Any such risk factors could materially affect the Corporation’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Corporation. Additional risks and uncertainties not currently identified by the Corporation or that the Corporation currently believes not to be material also may materially and adversely affect the Corporation’s business, financial condition, operations or prospects.

The Corporation’s ability to continue as a going concern.

The independent auditor’s report on the financial statements of the Corporation contains explanatory language that substantial doubt exists about the Corporation’s ability to continue as a going concern. Due to the Corporation’s lack of operating history and present inability to generate revenues, the Corporation has sustained operating losses since its inception.

If the Corporation is unable to obtain sufficient financing in the near term as required or achieve profitability, then the Corporation would, in all likelihood, experience severe liquidity problems and may have to curtail business activities. If the Corporation curtails business activities, the Corporation may be placed into bankruptcy or undergo liquidation, the result of which will adversely affect the value of the securities of the Corporation.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including the Molo Graphite Project, require significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated recoveries, environmental considerations and permitting, future commodity prices, and anticipated capital and operating costs of these projects. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production.

Particularly for development projects, mineral reserve estimates and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of the Molo Graphite Project: unanticipated changes in grade and tonnes of material to be mined and processed, unanticipated adverse geological conditions, unanticipated recovery problems, incorrect data on which engineering assumptions are made, availability and costs of labor, costs of processing, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in commodity prices, accidents, labor actions, the availability and delivery of critical equipment, successful commissioning and start-up of operations, including the achievement of designed plant recovery rates and force-majeure events.

The Molo Graphite Project has not yet been built and accordingly has no operating history upon which to base estimates of future production and cash operating costs. The price of graphite can fluctuate significantly on a month-to-month and year-to-year basis. Declining graphite prices can impact operations by forcing a reassessment of the feasibility of the Molo Graphite Project.

It is likely that actual results for the Molo Graphite Project will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favorable than currently estimated, the Corporation’s business, results of operations, financial condition and liquidity could be materially adversely affected.

The Corporation’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks.

A new president of Madagascar was inaugurated in January 2019 following democratic elections. The Corporation is actively monitoring the political climate in Madagascar and continues to hold meetings with new representatives of the government and the Ministries in charge of mining. Depending on future actions taken by the newly elected government, or any future government, the Corporation’s business operations could be impacted.

Companies in the mining and metals sector continue to be targeted to raise government revenue, particularly as governments struggle with deficits and concerns over the effects of depressed economies. Many governments are continually assessing the fiscal terms of the economic rent for mining companies to exploit resources in their countries.

The government of Madagascar has granted mining claims, permits, and licenses that will enable us to conduct anticipated operations or exploration and development activities. Notwithstanding, these arrangements, the Corporation’s ability to conduct operations, exploration and/or development activities at any of its properties is subject to obtaining and/or renewing permits or concessions, changes in laws or government regulations or shifts in political attitudes beyond its control.

Any adverse developments to the political and regulatory situation in Madagascar could have a material effect on the Corporation’s business, results of operations and financial condition. The Corporation’s operations may also be affected in varying degrees by terrorism; military conflict or repression; crime; populism; activism; labour unrest; attempts to renegotiate or nullify existing concessions, licenses, permits and contracts; unstable or unreliable legal systems; changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

The Corporation does not currently carry political risk insurance covering its investments in Madagascar. It may not be possible for investors to enforce judgments in Canada against a loss suffered on the Corporation’s assets and operations in Madagascar.

Dependence on the Molo Graphite Project.

The Corporation’s principal mineral property is the Molo Graphite Project. As a result, unless the Corporation acquires or develops any additional material properties or projects, any adverse developments affecting this project or our rights to develop the Molo Graphite Project could materially adversely affect the Corporation’s business, financial condition and results of operations.

Additional permits and licenses are necessary to complete the development of the Molo Graphite Project.

The Corporation successfully converted its exploration permit for the Molo Graphite Project into a mining permit. However, the Corporation requires additional permits necessary to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour. Applications for these additional permits and licenses will be undertaken in due course at the appropriate time.

The Corporation cannot provide any assurance as to the timing of the receipt of any of the additional permits and licenses necessary to initiate construction of the mine.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, the Corporation’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on the Corporation’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. The Corporation’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Corporation’s activities or those of other mining companies affecting the environment, human health and safety of communities in which the Corporation operates. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Corporation’s operations, including its ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects the Corporation’s operations, including its ability to explore or develop properties, commence production or continue operations.

The Corporation’s business operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. The Corporation has made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact the Corporation’s closure processes and operations.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Fluctuations in the market price of graphite and other metals may adversely affect the value of the Corporation’s securities and the ability of the Corporation to develop the Molo Graphite Project.

The value of the Corporation’s securities may be significantly affected by the market price of graphite and other metals, which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Corporation’s control, including levels of supply and demand for a broad range of industrial products, economic growth rates of various international economies, expectations with respect to the rate of inflation, the relative strength of various currencies, interest rates, speculative activities, global or regional political or economic circumstances. The Chinese market is a significant source of global demand for commodities, including graphite. Chinese demand has been a major driver in global commodities markets for a number of years and recent reductions in Chinese demand have adversely affected prices for graphite. A further slowing in China’s economic growth could result in even lower prices and could negatively impact the value of the Corporation’s securities. Prolonged decreases in the price of graphite or other metals could adversely impact the ability of the Corporation to proceed with the development of the Molo Graphite Project.

The Corporation may not have access to sufficient capital to develop the Molo Graphite Project.

The Corporation has limited capital, which is currently insufficient to complete construction of the Molo Graphite Project. The Corporation’s ability to develop the project will depend primarily on its ability to obtain additional capital in the form of private or public equity or debt financing. Access to mine financing has been negatively impacted by the prolonged decline in commodities prices. Therefore, there is no assurance that the Corporation will secure sufficient financing, or the Corporation may be unable to locate and secure capital on terms and conditions that are acceptable to the Corporation. Any equity financing may have a dilutive effect on the value of the Corporation’s securities. Any debt financing, if available, may involve financial covenants which limit operations and could be secured against all of the Corporation’s assets. If the Corporation cannot obtain additional capital, the Corporation may not be able to complete the development of the Molo Graphite Project, which would have a material adverse effect on the business, operating results and financial condition of the Corporation.

The Corporation has a limited operating history and expects to incur operating losses for the foreseeable future.

The Corporation has principally operated as a mineral exploration company since incorporation and has just received its first mining permit. There are numerous difficulties normally encountered by mineral exploration and development companies, and these companies experience a high rate of failure.

The Corporation has not earned any revenues and the Corporation has not been profitable. It is anticipated that the Corporation will continue to report negative operating cash flow in future periods, likely until after the Molo Graphite Project generates recurring revenues from being placed into production of which there is no assurance. The Corporation has no history upon which to base any assumption as to the likelihood that the business will prove successful, and the Corporation can provide no assurance to investors that it will generate any operating revenues or ever achieve profitable operations.

Due to the speculative nature of mineral property exploration, there is substantial risk that the Corporation’s assets will not go into commercial production and the business will fail.

Exploration for minerals is a speculative venture involving substantial risk. The Corporation cannot provide investors with any assurance that the Corporation’s claims and properties will ever enter into commercial production. The exploration work that the Corporation has completed on the Molo Graphite Project claims may not result in the commercial production of graphite. The exploration work that the Corporation has completed on the Green Giant Vanadium Project may not result in the commercial production of vanadium or other minerals.

Estimates of mineral resources and mineral reserves may not be realized.

Mineral resource and mineral reserve estimates are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Corporation relies on laboratory-based recovery models to project estimated ultimate recoveries by mineral type. There can be no assurance that mineral recovery in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Actual recoveries may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Material changes in mineral reserves or mineral resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated mineral reserves and mineral resources should not be interpreted as assurances of mine life or of the profitability of future operations

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Because of the inherent dangers involved in mineral exploration, there is a risk that the Corporation may incur liability or damages as the Corporation conducts business.

The search for valuable minerals involves numerous hazards. As a result, the Corporation may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which the Corporation cannot, or may elect not, to insure against. The Corporation currently has no such insurance, but management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed the Corporation’s asset value and cause us to liquidate all of its assets.

The Corporation’s operations are subject to environmental regulations, which could result in additional costs and operational delays. Environmental legislation is evolving in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect the Corporation’s projects.

The Corporation has no insurance for environmental problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. The Corporation has no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If the Corporation is unable to full pay for the cost of remedying an environmental problem, the Corporation might be required to enter into an interim compliance measure pending completion of the required remedy.

Should the Corporation lose the services of key executives, the Corporation’s financial condition and proposed expansion may be negatively impacted.

The Corporation depends on the continued contributions of the Corporation’s executive officers to work effectively as a team, to execute its business strategy and to manage its business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on its business, financial condition, and results of operations. Specifically, the Corporation relies on Craig Scherba, the President and Chief Executive Officer and Marc Johnson, the Chief Financial Officer.

The Corporation does not maintain key man life insurance. Should the Corporation lose any or all of their services and the Corporation is unable to replace their services with equally competent and experienced personnel, the Corporation’s operational goals and strategies may be adversely affected, which will negatively affect potential revenues.

Because access to the Corporation’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays.

Access to most of the properties underlying the Corporation’s claims and interests is restricted due to their remote locations and because of weather conditions. Some of the Corporation’s properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts in the event that commercial amounts of minerals are found. This could cause the Corporation’s business to fail.

COVID-19 may impact the Corporation’s business and development plans.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to further global economic downturn. The impact of COVID-19 on the Company has been limited since the Company does not have any active exploration programs and our management team was already setup to operate and communicate remotely through the internet, although certain of our directors, officers, employees’ consultants, and contractors have been indirectly impacted by intermittent COVID-19 lockdowns in Canada, Madagascar, Mauritius and in South Africa. The Company has announced the commencement of construction of the Molo Graphite Mine in Madagascar and is including the impact of continued COVID-19 outbreaks and intermittent lockdowns into its development plans. Notwithstanding, intermittent lockdowns have the potential to cause unforeseen delays in the construction schedule. It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreak and predict its effects on the Company’s business or results of operations at this time.

Climate change and related regulatory responses may impact the Corporation’s business.

Climate change as a result of emissions of greenhouse gases is a current topic of discussion and may generate government regulatory responses in the near future. It is impracticable to predict with any certainty the impact of climate change on the Corporation’s business or the regulatory responses to it, although the Corporation recognizes that they could be significant. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which the Corporation operates, the Corporation could be harmed. While the Corporation maintains rudimentary business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to the Corporation’s business, its plans may not fully protect us from all such disasters or events.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management.

The Corporation’s management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Tax risks.

Changes in tax laws or tax rulings could materially affect the Corporation’s financial position and results of operations. Changes to, or differing interpretations of, taxation laws or regulations in Canada, Madagascar, the United States of America, or any of the countries in which the Corporation’s assets or relevant contracting parties are located could result in some or all of the Corporation’s profits being subject to additional taxation or other tax liabilities being applicable to the Corporation or its subsidiaries. Taxation laws are complex, subject to differing interpretations and applications by the relevant tax authorities. In particular, the tax treatment relating to the Corporation’s corporate redomicile from the US to Canada is complex. There is no assurance that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a material adverse effect on profitability, results of operations, financial condition and the trading price of the Corporation’s securities. Additionally, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make investments in or by the Corporation less attractive to counterparties. Such changes could adversely affect the Corporation’s ability to raise additional funding or make future investments.

The Corporation’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

The Corporation operates in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Anti-corruption and anti-bribery laws in certain jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Corporation’s corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that the Corporation’s internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Corporation’s affiliates, employees or agents. As such, the Corporation’s corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Corporation’s reputation, which could have a material adverse effect on its business, financial position and results of operations or cause the market value of the Common Shares to decline.

The Corporation does not intend to pay dividends in the foreseeable future.

The Corporation does not anticipate paying cash dividends in the foreseeable future. The Corporation may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, the Corporation may nevertheless decide, in its sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of the Corporation’s operations, cash flows and financial condition, operating and capital requirements, and other factors the board of directors may consider relevant. There is no assurance that the Corporation will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Because from time to time the Corporation holds a significant portion of cash reserves in Canadian dollars, the Corporation may experience losses due to foreign exchange translations.

From time to time the Corporation holds a significant portion of cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, the Corporation’s converted Canadian dollar cash balances presented in U.S. dollars on its balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar the Corporation’s quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. The Corporation has not entered into derivative instruments to offset the impact of foreign exchange fluctuations. In addition, certain of the Corporation’s ongoing expenditures are in South African Rand, Madagascar Ariary and Euros requiring us to occasionally hold reserves of these foreign currencies with a similar risk of foreign exchange currency translation losses.

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

The Corporation is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition.

Recently there have been adverse conditions and uncertainty in the global economy as the result of unstable global financial and credit markets, inflation, and recession. These unfavorable economic conditions and the weakness of the credit market may continue to have, an impact on the Corporation’s business and the Corporation’s financial condition. The current global macroeconomic environment may affect the Corporation’s ability to access the capital markets may be severely restricted at a time when the Corporation wishes or needs to access such markets, which could have a materially adverse impact on the Corporation’s flexibility to react to changing economic and business conditions or carry on operations.

The current financial environment may impact the Corporation’s business and financial condition that cannot predict.

The continued instability in the global financial system and related limitation on availability of credit may continue to have an impact on the Corporation’s business and financial condition, and the Corporation may continue to face challenges if conditions in the financial markets do not improve. The Corporation’s ability to access the capital markets has been restricted as a result of the economic downturn and related financial market conditions and may be restricted in the future when the Corporation would like, or need, to raise capital. The difficult financial environment may also limit the number of prospects for potential joint venture, asset monetization or other capital raising transactions that the Corporation may pursue in the future or reduce the values the Corporation is able to realize in those transactions, making these transactions uneconomic or difficult to consummate.

The market price for the Common Shares is particularly volatile given the Corporation’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares.

The market price for the Common Shares is characterized by significant price volatility when compared to seasoned issuers, and the Corporation expects that its share price will continue to be more volatile than a seasoned issuer. Such volatility is attributable to a number of factors. First, the Common Shares, at times, are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of Common Shares by shareholders may disproportionately influence the price of those Common Shares in either direction. The price for the Common Shares could, for example, decline precipitously in the event that a large number of Common Shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, the Corporation are a speculative or “risky” investment due to the Corporation’s limited operating history, lack of profits to date and uncertainty of future market acceptance for the Corporation’s potential products. As a consequence, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond the Corporation’s control and may decrease the market price of the Common Shares, regardless of the Corporation’s performance. The Corporation cannot make any predictions as to what the prevailing market price for the Common Shares will be at any time or as to what effect that the sale of Common Shares or the availability of Common Shares for sale at any time will have on the prevailing market price.

Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in graphite prices and demand, the U.S. dollar, the Malagasy ariary, the Canadian dollar, and the Corporation’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Corporation that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Corporation’s public float may limit the ability of some institutions to invest in its securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause its securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of March 31, 2021, the end of the period covered by this MD&A, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive

NEXTSOURCE MATERIALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the nine months ended March 31, 2021 and 2020

Officer and Chief Financial Officer concluded that as of March 31, 2021, the end of the period covered by this MD&A, we maintained effective disclosure controls and procedures

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in the COSO Internal Control – Integrated Framework (2013). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2021.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the nine months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Other Information

Additional information related to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.